UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Signet Jewelers Limited

(Name of Issuer)

Common Shares, $0.18 par value per share

(Title of Class of Securities)

G81276100

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81276100	Schedule 13D	Page 2 of 15 Pages

(1)	Name of Reporting Persons: Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,175,718 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,175,718 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,175,718 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.3%
(14)	Type of Reporting Person (See Instructions): PN

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 3 of 15 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,175,718 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,175,718 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,175,718 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.3%
(14)	Type of Reporting Person (See Instructions): PN

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 4 of 15 Pages

(1)	Name of Reporting Persons: LGP Associates VI-A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,175,718 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,175,718 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,175,718 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 5 of 15 Pages

(1)	Name of Reporting Persons: LGP Associates VI-B LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,175,718 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,175,718 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,175,718 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.9%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 6 of 15 Pages

(1)	Name of Reporting Persons: GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,175,718 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,175,718 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,175,718 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 7 of 15 Pages

(1)	Name of Reporting Persons: Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,175,718 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,175,718 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,175,718 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 8 of 15 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,175,718 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,175,718 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,175,718 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.3%
(14)	Type of Reporting Person (See Instructions): PN

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 9 of 15 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,175,718 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,175,718 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,175,718 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.3%
(14)	Type of Reporting Person (See Instructions): CO

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 10 of 15 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,175,718 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,175,718 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,175,718 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.3%
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 11 of 15 Pages

(1)	Name of Reporting Persons: Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,175,718 Common Shares*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,175,718 Common Shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,175,718 Common Shares*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.3%
(14)	Type of Reporting Person (See Instructions): IN

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of Leonard Green & Partners, L.P., and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of Leonard Green & Partners, L.P., and held for the benefit of Leonard Green & Partners, L.P.

CUSIP No. G81276100	Schedule 13D	Page 12 of 15 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares of Series A Convertible Preference Shares, par value $0.01 per share (the “Series A Preference Shares”) of Signet Jewelers Limited, a Bermuda exempted company (the “Issuer”), which are convertible into Common Shares, par value $0.18 per share (the “Common Shares”), of the Issuer. This Amendment is being filed to report a change in the number of shares held by the Reporting Persons as a result of an adjustment to the conversion rate of the Series A Preference Shares as set forth below.

The address of the Issuer’s principal executive offices is Clarendon House, 2 Church Street, Hamilton HM11 Bermuda.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of Schedule 13D amended hereby is updated to include the following additional disclosure:

As of the date of this statement, (i) GEI VI is the record owner of 387,522 Series A Preference Shares which are convertible into 5,047,569 Common Shares, (ii) GEI Side VI is the record owner of 230,963 Series A Preference Shares which are convertible into 3,008,349 Common Shares, (iii) Associates VI-A is the record owner of 470 Series A Preference Shares which are convertible into 6,121 Common Shares, and (iv) Associates VI-B is the record owner of 6,045 Series A Preference Shares which are convertible into 78,737 Common Shares. Jonathan Seiffer, a director of the Issuer and a partner of Leonard Green & Partners, L.P. (“LGP”), is the record owner of 20,579 Common Shares, which are held for the benefit of LGP. Jonathan Sokoloff, a partner of LGP, is the record owner of 14,363 Common Shares and held for the benefit of LGP.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power		Sole Beneficial Ownership	Shared Beneficial Ownership*		Percentage of Class Beneficially Owned
GEI VI	8,175,718 (as converted	)	0	8,175,718 (as converted	)	15.3%
GEI Side VI	8,175,718 (as converted	)	0	8,175,718 (as converted	)	15.3%
Associates VI-A	8,175,718 (as converted	)	0	8,175,718 (as converted	)	15.3%
Associates VI-B	8,175,718 (as converted	)	0	8,175,718 (as converted	)	15.3%
Jonathan A. Seiffer	8,175,718 (as converted	)	0	8,175,718 (as converted	)	15.3%
Other Reporting Persons	8,175,718 (as converted	)	0	8,175,718 (as converted	)	15.3%

*

Includes 8,140,776 Common Shares issuable upon conversion of 625,000 shares of the Issuer’s Series A Convertible Preference Shares, 20,579 Common Shares owned by Jonathan Seiffer and held for the benefit of LGP, and 14,363 Common Shares owned by Jonathan Sokoloff, a partner of LGP, and held for the benefit of LGP.

CUSIP No. G81276100	Schedule 13D	Page 13 of 15 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of Schedule 13D amended hereby is updated to include the following additional disclosure:

The conversion rate formula for the Series A Preference Shares is set forth in the Certificate of Designation and is subject to various anti-dilution adjustments described in the Certificate of Designation. The conversion rate has been adjusted as a result of these anti-dilution adjustments. The Series A Preference Shares would represent an ownership interest, assuming conversion of the Series A Preference Shares to the Issuer’s Common Shares pursuant to the conversion right of the holders of Series A Preference Shares, of approximately 15.3% at this time based on the current conversion rate of 12.3939.

CUSIP No. G81276100	Schedule 13D	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment to Schedule 13D is true, complete, and correct.

Dated as of March 10, 2023

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Associates VI-A LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Associates VI-B LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

CUSIP No. G81276100	Schedule 13D	Page 15 of 15 Pages

GEI Capital VI, LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Green VI Holdings, LLC
By: LGP Management, Inc., its Manager

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW C. GOLDBERG
Name:	Andrew C. Goldberg
Title:	Senior Vice President, General Counsel and Secretary

/S/ ANDREW C. GOLDBERG
Andrew C. Goldberg, as Attorney-in-Fact for Jonathan A. Seiffer